# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dogwood Therapeutics, Inc., CIK 0001818844
CUSIP: 92829J203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0001104659-24-108596
Filed by CIK 0002040446
Persons authorized to receive notices and communications: CK Life Sciences, 7th Floor, Cheung Kong Center, 2 Queen's Road Central Hong Kong, HONG KONG, Hong Kong (K3), 00000, (852) 2126 1212; Blake Liggio, Esq., Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts (MA), 02210, (617) 570 1000

## Reporting persons
- Sealbond Limited (CIK 0002040446): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,383; shared voting power 0; sole dispositive power 211,383; shared dispositive power 0; aggregate amount beneficially owned 211,383 (15.9% of the class)
  Comment: The amounts reported as beneficially owned consist of 211,383 shares of common stock, $0.0001 par value ("Common Stock"), held directly by Sealbond Limited. The reported amounts exclude 21,083,854 shares of Common Stock issuable upon conversion of 2,108.3854 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock"), which conversion is subject to approval by the stockholders of Dogwood Therapeutics, Inc. (formerly known as Virios Therapeutics, Inc.) (the "Company") and a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  All ownership percentages are calculated based on 1,332,178 shares of Common Stock outstanding on March 12, 2025, as reported in the prospectus supplement filed by the Company pursuant to Rule 424(b)(5) on March 14, 2025.
- CK Life Sciences Int'l., (Holdings) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 211,383; shared voting power 0; sole dispositive power 211,383; shared dispositive power 0; aggregate amount beneficially owned 211,383 (15.9% of the class)
  Comment: The amounts reported as beneficially owned consist of 211,383 shares of Common Stock, held directly by Sealbond Limited. The reported amounts exclude (i) 21,083,854 shares of Common Stock issuable upon conversion of 2,108.3854 shares of Series A Preferred Stock held directly by Sealbond Limited, which conversion is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock and (ii) 2,842,638 shares of Common Stock issuable upon conversion of 284.2638 shares of Series A-1 Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A-1 Preferred Stock"), held directly by Conjoint Inc., which conversion is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  All ownership percentages are calculated based on 1,332,178 shares of Common Stock outstanding on March 12, 2025, as reported in the prospectus supplement filed by the Company pursuant to Rule 424(b)(5) on March 14, 2025.
- Conjoint Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The amounts reported as beneficially owned exclude 2,842,638 shares of Common Stock issuable upon conversion of 284.2638 shares of Series A-1 Preferred Stock which conversion is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
  
  All ownership percentages are calculated based on 1,332,178 shares of Common Stock outstanding on March 12, 2025, as reported in the prospectus supplement filed by the Company pursuant to Rule 424(b)(5) on March 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Dogwood Therapeutics, Inc.
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Comment: Explanatory Note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on October 15, 2024 (the "Original 13D" and, together with Amendment No. 1, the "Schedule 13D") and relates to the common stock, $0.0001 par value ("Common Stock"), of Dogwood Therapeutics, Inc. (the "Company" or "Dogwood"). Except as specifically amended by this Amendment No. 1, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

(1) Sealbond Limited, a British Virgin Islands limited company ("Sealbond");

(2) CK Life Sciences Int'l., (Holdings) Inc., a company incorporated in the Cayman Islands with limited liability ("CK Life Sciences"); and

(3) Conjoint Inc., a Delaware corporation ("Conjoint" and, together with Sealbond and CK Life Sciences, the "Reporting Persons").
Residence or business address: The principal business address of each of the Reporting Persons is 7th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong.
Present principal occupation or employment:
The principal business of each Reporting Person is the research and development, commercialization, marketing and sale of biotechnology products. Each of Sealbond and Conjoint is an indirect, wholly-owned subsidiary of CK Life Sciences. Sealbond is a direct, wholly-owned subsidiary of Kamfull Limited, a British Virgin Islands limited company, which is a direct, wholly-owned subsidiary of Biotech Strategic Holdings Ltd., a British Virgin Islands limited company. Biotech Strategic Holdings Ltd. is a direct, wholly-owned subsidiary of CK Life Sciences.

Conjoint is a direct, wholly-owned subsidiary of Honglad Limited, a British Virgin Islands limited company, which is a direct, wholly-owned subsidiary of ENSO Resources Limited, a British Virgin Islands limited company. ENSO Resources Limited is a direct, wholly-owned subsidiary of CK Life Sciences.

CK Life Sciences is a company listed on the Stock Exchange of Hong Kong (the "SEHK"). Information concerning CK Life Sciences, including its significant investors, is disclosed in reports available through the SEHK website and on CK Life Sciences' website.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of each Reporting Person, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information contained in Item 2(a) above and Schedule A is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:

Conjoint acquired the shares of Series A-1 Preferred Stock pursuant to the Debt Exchange and Cancellation Agreement described below in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

Debt Exchange and Cancellation Agreement

On March 12, 2025, the Company entered into a Debt Exchange and Cancellation Agreement (the "Exchange and Cancellation Agreement") with Conjoint. As previously disclosed, the Company and Conjoint entered into a Loan Agreement on October 7, 2024 (the "Loan Agreement") whereby Conjoint, as lender, agreed to make loans to the Company in the aggregate principal amount of $19,500,000. Pursuant to the terms of the Exchange and Cancellation Agreement, the principal amount of all loans made to the Company under the Loan Agreement, along with accrued interest through March 12, 2025 (as of such date, an aggregate of $19,926,891), was deemed repaid and all of the Company's obligations with respect to the principal amount and accrued interest was satisfied in full and cancelled in exchange for the issuance of 284.2638 shares of the Company's Series A-1 Preferred Stock to Conjoint, based on a price per underlying share of Common Stock of $7.01. Each share of Series A-1 Preferred Stock is convertible into 10,000 shares of Common Stock, subject to certain conditions set forth in the Certificate of Designation (as defined below). The price per share of the Series A-1 Preferred Stock was determined by reference to the average Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately prior to the signing of the Exchange and Cancellation Agreement.

The foregoing description of the Exchange and Cancellation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange and Cancellation Agreement, a copy of which is incorporated by reference as Exhibit 99.2 to this Amendment No. 1 and is incorporated herein by reference.

Certificate of Designation

On March 12, 2025, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A-1 Non-Voting Convertible Preferred Stock (the "Certificate of Designation") with the Secretary of State of the State of Delaware in connection with the Exchange and Cancellation Agreement. The Certificate of Designation provides for the designation of shares of the Series A-1 Preferred Stock.

Holders of Series A-1 Preferred Stock are not entitled to receive dividends on shares of Series A-1 Preferred Stock. Except as otherwise required by law, the Series A-1 Preferred Stock does not have voting rights. However, as long as any shares of Series A-1 Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A-1 Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series A-1 Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or Amended and Restated Bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A-1 Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A-1 Preferred Stock, or increase or decrease (other than by conversion) the number of authorized shares of Series A-1 Preferred Stock (iii) prior to the Stockholder Approval (as defined in the Certificate of Designation) or at any time while at least 30% of the originally issued Series A-1 Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any stock sale, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

The Series A-1 Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding-up of the Company, whether voluntarily or involuntarily.

Following stockholder approval of the conversion of shares of Series A-1 Preferred Stock into shares of Common Stock, each share of Series A-1 Preferred Stock will automatically convert into 10,000 shares of Common Stock, subject to certain limitations provided in the Certificate of Designation, including that the Company shall not affect any conversion of Series A-1 Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion (the "Beneficial Ownership Limitation"); provided, however, that the Beneficial Ownership Limitation will not apply after the stockholder approval of a "change of control" under Nasdaq Listing Rules 5110 and 5635(b) and upon the occurrence of certain other events as set forth in the Certificate of Designation.

The foregoing description of the Series A-1 Preferred Stock and Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation, a copy of which is incorporated by reference as Exhibit 99.4 to this Amendment No. 1 and is incorporated herein by reference.

Amendment No. 1 to Registration Rights Agreement

On March 12, 2025, in connection with the execution of the Exchange and Cancellation Agreement, the Company entered into a Joinder and Amendment No. 1 to Registration Rights Agreement (the "Registration Rights Agreement Amendment") with Sealbond and Conjoint, which amended the Registration Rights Agreement, dated as of October 7, 2024 (the "Registration Rights Agreement"), between the Company and Sealbond Limited. The Registration Rights Agreement Amendment added Conjoint as a party to the Registration Rights Agreement and amended the definition of "Registrable Securities" thereunder to include the shares of Common Stock issuable to Conjoint upon conversion of the Series A-1 Preferred Stock issued to Conjoint pursuant to the Exchange and Cancellation Agreement. No other material changes were made to the Registration Rights Agreement as described in the Original Schedule 13D.

The foregoing summary of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, a copy of which is incorporated by reference as Exhibit 99.7 to this Amendment No. 1 and is incorporated herein by reference.

General

Sealbond acquired the shares of Common Stock as described above and each of Sealbond and Conjoint holds their respective shares of Common Stock, Series A Preferred Stock and Series A-1 Preferred Stock, as applicable, for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, acquire additional shares or dispose of the shares of Common Stock, Series A Preferred Stock or Series A-1 Preferred Stock that they beneficially own. These acquisitions or dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to Sealbond's and Conjoint's investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company's business or corporate structure; (g) changes in the Company's organizational documents or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Company, including Mr. Yu, who is the Deputy Chairman and an Executive Director of CK Life Sciences, and Dr. Toh, who is a Vice President, the Chief Scientific Officer and an Executive Director of CK Life Sciences, each of whom are members of the Company's board of directors, in their respective fiduciary capacities as directors of the Company, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sealbond is the direct owner of 211,383 shares of Common Stock, which shares represent approximately 15.9% of the 1,332,178 shares of Common Stock outstanding on March 12, 2025, as reported in the prospectus supplement filed by the Company pursuant to Rule 424(b)(5) on March 14, 2025. Sealbond also directly owns 2,108.3854 shares of Series A Preferred Stock issued to it in the Combination. Conversion of the Series A Preferred Stock is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock. Accordingly, the amounts reported as beneficially owned by Sealbond exclude 21,083,854 shares of Common Stock that may become issuable upon conversion of the 2,108.3854 shares of Series A Preferred Stock directly owned by Sealbond.

Conjoint directly owns 284.2638 shares of Series A-1 Preferred Stock issued to it pursuant to the Exchange and Cancellation Agreement and does not directly or indirectly own any shares of Common Stock. Conversion of the Series A-1 Preferred Stock is subject to approval by the stockholders of the Company and a beneficial ownership limitation of 19.99% of the outstanding Common Stock. Accordingly, the amounts reported as beneficially owned by Conjoint exclude 2,842,638 shares of Common Stock that may become issuable upon conversion of the 284.2638 shares of Series A-1 Preferred Stock directly owned by Conjoint.

CK Life Sciences is the indirect parent company of each of Sealbond and Conjoint and may be deemed to have voting and dispositive power over shares of Common Stock held directly by Sealbond and Conjoint, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Share Exchange Agreement, dated October 7, 2024, relating to Pharmagesic (Holdings) Inc., by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Sealbond Limited (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on October 7, 2024).

99.2 - Debt Exchange and Cancellation Agreement, dated March 12, 2025, by and between Dogwood Therapeutics, Inc. and Conjoint Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 12, 2025).

99.3 - Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on October 7, 2024.

99.4 - Certificate of Designation of Series A-1 Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on March 12, 2025.

99.5 - Loan Agreement, dated October 7, 2024, by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Conjoint Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 7, 2024).

99.6 - Registration Rights Agreement, dated October 7, 2024, by and between Dogwood Therapeutics, Inc. (f/k/a Virios Therapeutics, Inc.) and Sealbond Limited (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on October 7, 2024).

99.7 - Joinder and Amendment No. 1 to Registration Rights Agreement, dated March 12, 2025, by and between Dogwood Therapeutics, Inc., Sealbond Limited and Conjoint Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on March 12, 2025).

99.8 - Joint Filing Agreement (filed herewith).

## Signatures
- Sealbond Limited: /s/ Wong Wun Lam, Wong Wun Lam, Director (03/17/2025)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi Alan Abel, Yu Ying Choi Alan Abel, Director (03/17/2025)
- Conjoint Inc.: /s/ Wong Wun Lam, Wong Wun Lam, Director (03/17/2025)